UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16

OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2021

Commission File Number: 001-36582

Altamira Therapeutics Ltd.

(formerly Auris Medical Holding Ltd.)

(Exact name of registrant as specified in its charter)

Clarendon House, 2 Church Street

Hamilton HM 11, Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

On December 16, 2021, Altamira Therapeutics Ltd. (the “Company”) announced the appointment of Marcel Gremaud, CPA, as Chief Financial Officer, effective December 20, 2021. Mr. Gremaud will succeed Elmar Schärli, who is resigning from his position as Chief Financial Officer of the Company. Mr. Schärli will continue to work for the Company in the fields of treasury management and tax. Mr. Gremaud has been working for the Company since 2013 in the fields of IFRS and consolidation. He acquired more than 30 years’ experience in controlling and accounting in international pharma companies and start-ups. In 2001 he founded Gremaud GmbH, an audit and accounting company supporting companies in financial consolidation and accounting in accordance with IFRS, US GAAP or Swiss GAAP FER.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3 (Registration Number 333-228121, 333-249347 and 333-261127) and Form S-8 (Registration Number 333-232735 and 333-252141) of Altamira Therapeutics Ltd. (formerly Auris Medical Holding Ltd.) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Altamira Therapeutics Ltd.

By:	/s/ Thomas Meyer
	Name:	Thomas Meyer
	Title:	Chief Executive Officer

Date: December 16, 2021

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